Exhibit 21.1

Subsidiaries of South American Gold Corp.

Subsidiary Name *	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business

Kata Enterprises Inc.	Republic of Panama	Kata Enterprises Inc.,

*   South American Gold Corp. owns a 25% interest in the issued and outstanding stock of Kata Enterprises Inc.